Ridgeway Petroleum Corp.

NEWS RELEASE

RIDGEWAY - SHAREHOLDER UPDATE

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, March 01, 2004---Ridgeway Petroleum Corp. continues to focus its corporate objectives on the systematic development of its Helium/Carbon Dioxide ("CO_2") Project on the company holdings in eastern Arizona and western New Mexico including its aggressive regimen of exploring strategic alternatives designed to enhance shareholder value. Development of a world class source field for both Helium and CO_2 is a lengthy and complex undertaking involving many stakeholders.

As we reported in our 2002 Annual Report to Shareholders, Ridgeway has attained a number of important milestones which are key steps in this process:

- The beginning of production of liquid CO_2 from the Reliant Processing, Ltd. plant on the Ridgeway property. Reliant has advised Ridgeway that their plant has the prospect of increasing production by an additional 400 liquid tons per day over the next eighteen months. The additional production will be used in a dry ice plant to be built by Reliant. At that time, the revenues from the sale of CO_2 to the plant are anticipated to be sufficient to fund the annual lease rental payments and general and administrative expenses of Ridgeway on an ongoing basis. The attainment of this goal has been delayed pending the undertaking of the development/appraisal project described below and resolution of a plant processing issue by Reliant.

- Negotiated an agreement with CIG Resources Company ("CIG"), now a subsidiary of El Paso Corporation, who provides, through this pipeline alliance, the flexibility for delivering the Company's future CO_2 production to prospective CO_2 buyers in the Enhanced Oil Recovery arena.

- Negotiated the terms of a fifteen year take or pay contract for the purchase and sale of Ridgeway's helium production.

Dlw 3/17

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

With the successful achievement of these milestones, the remaining strategic goal is the securing of gas contracts for the purchase of CO_2 in the Enhanced Oil Recovery arena. Ridgeway and CIG have held meetings with a number of the key potential users of CO_2 with the objective of discussing their current and long term needs. While the low oil price environment experienced in 1998 hampered these discussions, recent meetings have been encouraging reflecting the positive outlook for oil prices.

From a financing perspective, Ridgeway completed a number of fundings in 2003, raising net proceeds in excess of $3.3 million.

A portion of the proceeds from these fundings are intended to be used to conduct a field development/appraisal project to acquire more precise data and detailed estimates for the field development stage and provide input for more detailed project economic modeling and to pay annual lease rentals and other expenses.

The development/appraisal project is to consist of drilling and completing a number of wells to establish more statistically persuasive data for gas composition, average well flow by zone, optimal drilling and completion procedures, and provide additional wells for delivery of crude CO_2 to the Reliant Processing Ltd. liquids plant located within the Project field.

This development/appraisal project will also test the recommendations provided by Cambrian Management, Ltd. who were retained by Ridgeway to establish drilling and completion practices for the future development of the Project. The successful implementation of these recommendations would dramatically reduce the well drilling and completion costs while providing significant increases in well productivity rates.

The drilling has been delayed pending the contracting of an appropriate drilling rig in a very tight service industry market. It is now anticipated that drilling will commence prior to the end of the first quarter of 2004.

While continuing to develop the Project, the Company's objective is to monitize this asset and thereby create value for our shareholders. As part of this process, the Company retained the investment banking firm of Petrie Parkman & Co. (Houston, Denver, London England) in September 2003 to assist the Company in its review of potential strategic options and alternatives associated with the St. Johns Project.

Since that time, Ridgeway has been working very closely with Petrie Parkman in assessing a number of alternatives. Several potential transaction candidates have been identified and a number of meetings have been held in this regard. This ongoing process is extremely time consuming recognizing both the complexity and size of our Project.

The Company is committed to the goal of creating value for its shareholders. The road to this goal is taking longer and has had more bumps and detours than both management and our shareholders have anticipated. While this may be frustrating for some, it is critical for us to remain focused on the objective for the benefit of all shareholders.

We thank the Shareholders for their support and understanding during this period.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

FOR Walter Ruck, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Certain statements in this News Release constitute "forward looking statements" within the meaning of the Private Securities Litigations Reform Act. of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.